UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  April 28 2005


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

1ST QUARTER RESULTS

FINANCIAL STATEMENT FOR THE PERIOD 1 JANUARY 2005 TO 31 MARCH 2005

Novo Nordisk increased sales by 11% in the first quarter of 2005

*      In local currencies sales in the first quarter of 2005 increased by 13%
       o      Sales of insulin analogues increased by 67%
       o      Sales of NovoSeven(R) increased by 10%
       o      Sales in North America increased by 27%

* Operating profit increased by 1% to DKK 1,512 million, reflecting a negative impact from the depreciation of the US dollar and the absence of non-recurring income in the first quarter of 2005. Adjusted for the impact from currencies and changes in the level of non-recurring income, underlying operating profit increased by around 15%.

* Net profit increased by 17% to DKK 1,232 million and earnings per share (diluted) increased by 19% to DKK 3.70.

* Operating profit for the full year 2005 is still expected to grow by around 5%.

* In January 2005, Novo Nordisk filed an application for European marketing approval for the use of NovoSeven(R) in blunt trauma based on clinical phase 2 data. Novo Nordisk has now received preliminary information that additional clinical data may be needed. Novo Nordisk is in consultation with EMEA (The European Medicines Agency) about these issues and expects a conclusion in the second half of this year. To further support the filing Novo Nordisk has decided to initiate a confirmatory clinical trial.

* Lars Rebien S0rensen, president & CEO, said: "The solid business performance during the first three months, driven by sales of insulin analogues and NovoSeven(R), confirms our positive expectations for 2005. We remain confident about the therapeutic benefits and the market potential of NovoSeven(R) despite a more challenging regulatory environment."

FINANCIAL STATEMENT FOR THE FIRST THREE MONTHS OF 2005


This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the interim report are consistent with those used in the Annual Report 2004, which includes the expense impact of share-based payment schemes. The interim report has not been audited.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

                                                                     % CHANGE Q1
Income statement                                   Q1          Q1        2004 to
-----------------                                2005        2004        Q1 2005

SALES                                           7,258       6,515            11%

GROSS PROFIT                                    5,173       4,661            11%
Gross margin                                    71.3%       71.5%

Sales and distribution costs                    2,139       1,886            13%
Percent of sales                                29.5%       28.9%

Research and development costs                  1,106       1,040             6%
Percent of sales                                15.2%       16.0%

Administrative expenses                           483         477             1%
Percent of sales                                 6.7%        7.3%

Licence fees and other operating income            67         232          (71%)

OPERATING PROFIT                                1,512       1,490             1%
Operating margin                                20.8%       22.9%

Share of profit in associated companies           238        (69)             -
Other net financial income                         38         156          (88%)
PROFIT BEFORE TAX                               1,788       1,577            13%

NET PROFIT                                      1,232       1,053            17%
Net profit margin                               17.0%       16.2%



OTHER KEY NUMBERS
-----------------

Depreciation, amortisation and
  impairment losses                               412         380             8%
Capital expenditure                               723         392            84%

Cash flow from operating activities             1,343       1,350           (1%)
Free cash flow                                    614         886          (31%)

Total assets                                   36,497      33,838             8%
Equity                                         25,729      23,942             7%
Equity ratio                                    70.5%       70.8%

Average number of shares
outstanding (million) - diluted                 333.2       339.8           (2%)

DILUTED EARNINGS PER SHARE (IN DKK)              3.70        3.10            19%

Full-time employees at the end of the period   20,942      19,179             9%


SALES DEVELOPMENT BY SEGMENTS

Sales increased by 13% measured in local currencies. Growth was realised both within diabetes care and biopharmaceuticals - primarily driven by strategically important products such as the insulin analogues as well as NovoSeven(R).





                                                                 SALES                           GROWTH                    SHARE OF
                                                               3M 2005           GROWTH         IN LOCAL            GROWTH IN LOCAL
                                                           DKK MILLION      AS REPORTED       CURRENCIES                 CURRENCIES
THE DIABETES CARE SEGMENT
Insulin analogues                                               1,448               63%              67%                        69%
Human insulin and insulin-related sales                         3,346                4%               5%                        20%
Oral antidiabetic products                                        376             (10%)             (7%)                       (3%)
DIABETES CARE - TOTAL                                           5,170               15%              16%                        86%

THE BIOPHARMACEUTICALS SEGMENT
NovoSeven(R)                                                    1,090                7%              10%                        12%
Growth hormone therapy                                            596                8%              10%                         6%
Other products                                                    402              (8%)             (7%)                       (4%)
BIOPHARMACEUTICALS - TOTAL                                      2,088                4%               6%                        14%

TOTAL SALES                                                     7,258               11%              13%                       100%


Sales growth was realised in all regions, with North America, now constituting 29% of total sales, as the main growth driver.

DIABETES CARE
Sales of diabetes care products increased by 16% in local currencies compared to the first three months of 2004 and by 15% in Danish kroner to DKK 5,170 million.

INSULIN ANALOGUES, HUMAN INSULIN AND INSULIN-RELATED PRODUCTS
Sales of insulin analogues, human insulin and insulin-related products increased by 19% measured in local currencies and by 17% to DKK 4,794 million in Danish kroner. All regions contributed to growth both measured in local currencies and in Danish kroner.

Sales of insulin analogues increased by 67% in local currencies and by 63% in Danish kroner to DKK 1,448 million in the first three months of 2005. All regions realised solid growth rates, with North America as the primary growth driver. Sales of insulin analogues contributed with 69% of the overall growth in local currencies and now constitute more than 30% of Novo Nordisk's total sales of all insulin and insulin-related products.

North America
Sales in North America increased by 46% in local currencies in the first three months of 2005 and by 40% in Danish kroner. The sales growth reflects a solid penetration of the insulin analogues NovoLog(R) and NovoLog(R) Mix 70/30, with Novo Nordisk now holding more than 35% of the total insulin market and over 20% of the analogue market, measured by volume. Furthermore, sales of human insulin products also increased as a consequence of increased volume as well as higher prices.

Europe
Sales in Europe increased by 7% in local currencies and by 8% in Danish kroner, with growth being driven by the portfolio of insulin analogues. The growth rate for insulin sales in the first three months of 2005 was negatively impacted by accelerated buying behaviour by patients in Germany in the fourth quarter of 2004. Moreover, insulin sales in Europe have been negatively impacted by healthcare reforms in several countries.

Japan & Oceania Sales in Japan & Oceania increased by 17% in local currencies and by 14% in Danish kroner. Growth is primarily driven by sales of NovoRapid(R) and NovoRapid(R) Mix 30, supported by a continued conversion from durable to prefilled devices, but is also reflecting a reduction in wholesalers' inventories in the same period last year in anticipation of mandatory price reductions effective as of 1 April 2004.


International Operations
Sales within International Operations increased by 22% in local currencies and by 19% in Danish kroner. The main growth driver is sales of human insulin, driven especially by China, while insulin analogues continue to add to overall growth.

ORAL ANTIDIABETIC PRODUCTS
Sales of oral antidiabetic products decreased compared to the same period in 2004 by 7% in local currencies and 10% in Danish kroner to DKK 376 million. The decrease was mainly caused by an inventory build-up during the first quarter of 2004 by some US wholesalers. The sales development in Europe and International Operations was positive compared to the same period last year.

BIOPHARMACEUTICALS
Sales of biopharmaceutical products increased by 6% in local currencies compared to the first three months of 2004 and by 4% measured in Danish kroner to DKK 2,088 million.

NOVOSEVEN(R)
Sales of NovoSeven(R) increased by 10% in local currencies compared to the same period last year. Measured in Danish kroner sales increased by 7% to DKK 1,090 million. Sales growth for NovoSeven(R) was primarily driven by North America, followed by International Operations.

The sales growth of NovoSeven(R) was driven by several factors during the first three months of 2005. Due to the high penetration within spontaneous bleeds in congenital inhibitor patients, the predominant part of the growth within the inhibitor segment has been generated by treatment of acquired haemophilia patients and usage of NovoSeven(R) in connection with elective surgery. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. In addition, sales are perceived to have been positively affected by increased investigational use of NovoSeven(R) influenced by data from clinical trials from the NovoSeven(R) expansion programme.

GROWTH HORMONE THERAPY (NORDITROPIN(R) AND NORDITROPIN(R) SIMPLEXX(R))
In local currencies sales of Norditropin(R) and Norditropin(R) SimpleXx(R) products increased by 10% compared to the first three months of 2004. Measured in Danish kroner sales increased by 8% to DKK 596 million, and the sales growth was primarily driven by North America.

OTHER PRODUCTS
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT) related products, decreased by 7% in local currencies and by 8% in Danish kroner to DKK 402 million. For the first three months of 2005, global sales continued to be negatively impacted by the overall contraction of the HRT market.

COSTS, LICENCE FEES AND OTHER OPERATING INCOME
The cost of goods sold increased by 12% to DKK 2,085 million, leaving the gross margin at 71.3%, compared to 71.5% in the first three months of 2004. The gains from an improved product mix as well as productivity increases were more than offset by an adverse currency impact of approximately 0.5 percentage point.

Total non-production-related costs increased by 10% to DKK 3,728 million. The increase in non-production-related costs reflects especially costs related to sales and distribution, which increased slightly more than sales. This is primarily a consequence of the increase in the US diabetes care sales force that was implemented during the second quarter of 2004.

Licence fees and other operating income in the first three months of 2005 were DKK 67 million, compared to DKK 232 million in the same period last year when a non-recurring settlement income related to Pfizer's early termination of an out-licence agreement for certain HRT products in the US was recorded.

NET FINANCIALS
Net financials showed a net income of DKK 276 million in the first three months of 2005 compared to DKK 87 million in the same period in 2004. As previously reported, Novo Nordisk has recorded a gain of around DKK 250 million from the divestment of the shareholding in Ferrosan A/S. Included in net financials are foreign exchange gains of DKK 38 million compared to a gain of DKK 138 million in the same period last year. The results from foreign exchange hedging in the first quarter of 2005 were negatively impacted by the IFRS mandated mark-to-market valuation of foreign exchange options.

OUTLOOK 2005
The expectation for SALES growth in 2005 measured in local currencies remains between 10-15%, whereas reported sales growth is still expected to be around 10%. Reported OPERATING PROFIT is still expected to grow by around 5% reflecting a significant impact from the depreciation of the US dollar and related currencies and the absence of non-recurring income in 2005. Excluding the impact from currency movements and non-recurring items, expectations for underlying operating profit growth remain in line with the long-term financial target of growing operating profit by 15%.

For 2005, Novo Nordisk now expects a NET FINANCIAL INCOME of DKK 150 million due to the non-recurring income related to the divestment of shares in Ferrosan A/S. Novo Nordisk now expects the TAX RATE for 2005 to be approximately 31%, 1 percentage point lower than previously expected, as a consequence of the tax-exempt status of the capital gain from the divestment of shares in Ferrosan A/S.

However, provided that the Danish parliament (Folketinget) formally approves a recently proposed change of Danish corporation tax laws during 2005, Novo Nordisk expects the tax rate for 2005 to be approximately 29%, as a consequence of:

* a reduction of the tax rate by approximately 1 percentage point caused by a reduction in the Danish corporate income tax rate from 30% to 28% with effect from 2005 onwards; and

* a non-recurring reduction of the tax rate by approximately 1 percentage point due to a re-evaluation of the company's deferred tax liabilities as a consequence of the reduction in the Danish corporate income tax rate.

Novo Nordisk still expects CAPITAL EXPENDITURE of close to DKK 4 billion in 2005. DEPRECIATIONS, AMORTISATION AND IMPAIRMENT LOSSES are still expected to be around DKK 1.9 billion, whereas FREE CASH FLOW is now expected to be around DKK
2.5 billion.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 14, 11 and 9 months, respectively. The financial impact from currency hedging is included in 'Net financials'.

All of the above expectations are provided that currency exchange rates remain at the current level for the rest of 2005.

RESEARCH AND DEVELOPMENT UPDATE

DIABETES CARE
The European Commission has extended the marketing authorisation for Levemir(R) (insulin detemir) to include treatment of diabetes in children and adolescents 6-17 years of age. Moreover, an extended authorisation has also been received in Europe for NovoRapid(R) (insulin aspart) to include treatment of diabetes in children 2-6 years of age.

In Japan, a phase 2 clinical trial with liraglutide has been started, and some 200 patients are expected to be included in the trial. Novo Nordisk still expects to start phase 3 clinical trials with liraglutide in the US around the turn of the year.

The findings from the pharmacokinetic and pharmacodynamic (PK/PD) analysis in connection with the phase 3 safety study for the AERx(R) iDMS project conducted during 2003-2004 show that the impaired regulation of meal-related plasma glucose is not caused by formation of insulin antibodies. Hence, the lower than expected post-prandial efficacy is likely to be a result of the chosen comparator insulin, which was subcutaneously injected NovoRapid(R). Furthermore, data from the phase 3 safety study reveals that patients treated with pulmonary insulin over a 24-month period obtain a similar level of long-term glycaemic control, as measured by glycosylated haemoglobin A1c (HbA1c), compared to patients on an intensified treatment regimen of subcutaneously injected NovoRapid(R).

Following additional strip and device optimisation and validation, Novo Nordisk expects to make the decision about the re-initiation of the remaining phase 3 clinical studies for the AERx(R) iDMS project at the turn of the year.

Novo Nordisk has decided to cease further clinical development of NN2501, an oral glucagon receptor antagonist, with the potential ability to inhibit excessive glucose production in the liver of patients with type 2 diabetes. Clinical data from the phase 1 trial revealed that NN2501 did not demonstrate a competitive glucose lowering profile. No safety concerns were identified.

BIOPHARMACEUTICALS
As previously communicated, Novo Nordisk filed an application with EMEA (The European Medicines Agency) in January 2005 for marketing approval for the use of NovoSeven(R) in blunt trauma. The filing was based on results obtained from a phase 2 clinical trial. Given prior discussions with the European regulatory authorities, Novo Nordisk found it prudent to apply for marketing approval on this basis as this would have led to an early approval to the benefit of patients and the company.

Preliminary information from EMEA now indicates that additional data related to efficacy/safety may be needed. Novo Nordisk is in consultation with EMEA about these issues and expects a conclusion in the second half of this year. To further support the filing, Novo Nordisk has decided to initiate a confirmatory clinical trial in the EU and other countries outside the US. This trial is expected to start mid-2005.

In the US, Novo Nordisk is in the process of finalising the details of the trial protocol for the use of NovoSeven(R) in trauma. Based on ongoing consultations with FDA (the US regulatory authorities), the clinical trial is expected to encompass around 1000 patients. Pending final FDA approval, the trial is expected to be initiated in the third quarter of 2005.

Novo Nordisk expects to file an application in Europe in the third quarter of 2005 for marketing approval for the use of NovoSeven(R) in connection with intracerebral haemorrhage (ICH). The filing will be supported with additional safety data from a confirmatory clinical trial.

This confirmatory clinical trial is still expected to be initiated around mid-2005. In addition to supporting the European filing, it is also expected to generate the necessary clinical documentation for filing with FDA for regulatory approval in the US of the use of NovoSeven(R) in connection with ICH. The trial is expected to involve around 450 patients and to involve clinical centres in the US, Europe as well as other countries.

Within HRT, a phase 3 clinical trial with an ultra-low dose version of Vagifem(R), Novo Nordisk's topical oestrogen product, has been initiated in the US. The study will involve around 600 patients and a treatment period of twelve months. The results from this study are expected to support the move towards lower-dose versions of HRT products.

EQUITY
Total equity was DKK 25,729 million at the end of the first three months of 2005, equal to 70.5% of total assets, compared to 70.8% at the end of 2004. Please refer to appendix 5 for further elaboration of changes in equity during 2005.

HOLDING OF TREASURY SHARES
As per 27 April 2005, Novo Nordisk A/S and its wholly-owned affiliates owned 23,174,069 of its own B shares, corresponding to 6.53% of the total share capital.

SHARE REPURCHASE PROGRAMME
Novo Nordisk expects to accelerate the ongoing DKK 5 billion share repurchase programme announced in April 2004, which was originally communicated to last until 2006. As a consequence of the solid free cash flow generation in 2004 as well as the improved expecta-tions for free cash flow generation in 2005, Novo Nordisk now expects to repurchase shares with a market value equivalent to the remaining DKK 3 billion of this programme during 2005.

SUSTAINABILITY ISSUES UPDATE
On 31 March 2005, Novo Nordisk was awarded the MIA Prize 2005 - 'Diversity in Working'. This award is given to companies that take the lead in promoting diversity and consistently prevent discrimination. It was launched in 2004 by the Danish Institute for Human Rights with support from the European Union, which has adopted new rules ensuring equal opportunities for all regardless of gender, ethnic background, religion, handicap, age or sexual orientation. In its motivation, the jury highlighted the fact that Novo Nordisk has realised a compassionate and respectful people policy in an exemplary way, viewing diversity and equal opportunities as requirements for competitive strength.

LEGAL ISSUES UPDATE
Novo Nordisk Inc, together with the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to Novo Nordisk's hormone therapy products. These lawsuits currently involve a total of 31 plaintiffs who allege to have used Novo Nordisk's hormone therapy products. These products (Activella(R) and Vagifem(R)) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Corporation (now Pfizer
Inc). According to information received from Pfizer an additional 11 individuals allege, in relation to a similar lawsuit against Pfizer Inc, that they have used Novo Nordisk's hormone therapy products. All of these proceedings are in their preliminary stages; however, Novo Nordisk is not expecting the claims to impact Novo Nordisk's financial outlook.

CONFERENCE CALL DETAILS
At 14.00 CET today, corresponding to 8.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors - Download centre'. Presentation material for the conference call will be made available approximately one hour before on the same page.

FORWARD-LOOKING STATEMENT
The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 21 February 2005. Please also refer to the section 'Risk Management' in the Annual Report 2004. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

MANAGEMENT STATEMENT
Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk A/S for the first quarter of 2005.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies' interim reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the interim report and accounts give a true and fair view of the Group's assets, liabilities, financial position and of the results of the operations and consolidated cash flows for the period under review.

Bagsvaerd 28 April 2005



EXECUTIVE MANAGEMENT:

Lars Rebien Sorensen          Jesper Brandgaard              Lars Almblom Jorgensen
President and CEO             CFO

Lise Kingo                    Kare Schultz                   Mads Krogsgaard Thomsen

BOARD OF DIRECTORS:

Mads Ovlisen                  Sten Scheibye                  Goran A Ando
Chairman                      Vice chairman

Kurt Briner                   Henrik Gurtler                 Johnny Henriksen

Niels Jacobsen                Anne Marie Kverneland          Kurt Anker Nielsen

Stig Strobaek                 Jorgen Wedel

CONTACTS FOR FURTHER INFORMATION


MEDIA:                                       INVESTORS:

Outside North America:                       Outside North America:
Mike Rulis                                   Mogens Thorsager Jensen
Tel (direct): (+45) 4442 3573                Tel (direct): (+45) 4442 7945
E-mail: mike@novonordisk.com                 E-mail: mtj@novonordisk.com
        --------------------


                                             Palle Holm Olesen
                                             Tel (direct): (+45) 4442 6175
                                             E-mail: phoo@novonordisk.com

                                             Mads Veggerby Lausten
                                             Tel (direct): (+45) 4443 7919
                                             E-mail: mlau@novonordisk.com

In North America:                            In North America:
Susan T Jackson                              Any of the above contacts or
Tel (direct): (+1) 609 919 7776              tel (direct): (+1) 609 919 7937
E-mail: stja@novonordisk.com



Further information on Novo Nordisk is available on the company's internet homepage at the address: novonordisk.com
---------------

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)


                                                                                                                           % change
                                                                 2005                          2004                       Q1 2004 -
                                                                Q1              Q4          Q3           Q2        Q1       Q1 2005

SALES                                                           7,258        7,944       7,408        7,164     6,515           11%

Gross profit                                                    5,173        5,783       5,318        5,219     4,661           11%
Gross margin                                                    71.3%        72.8%       71.8%        72.9%     71.5%

Sales and distribution costs                                    2,139        2,364       2,039        1,991     1,886           13%
Percent of sales                                                29.5%        29.8%       27.5%        27.8%     28.9%
Research and development costs                                  1,106        1,243       1,086          983     1,040            6%
Percent of sales                                                15.2%        15.6%       14.7%        13.7%     16.0%
Administrative expenses                                                        534                      431                      1%
                                                                  483                      502                    477
Percent of sales                                                 6.7%         6.7%        6.8%         6.0%      7.3%
Licence fees and other operating income (net)                      67          213          5            71       232          -71%

OPERATING PROFIT                                                1,512        1,855       1,750        1,885     1,490            1%
Operating margin                                                20.8%        23.4%       23.6%        26.3%     22.9%

Share of profit/(loss) in associated companies                    238         (20)          12         (40)       (69)            -
Financial income                                                  114          491         125          104        178         -36%
                                                                  114          491         125          104       178
Financial expenses                                                 76          186          52           44         22         245%

Profit before taxation                                          1,788        2,140       1,835        1,905      1,577          13%

NET PROFIT                                                      1,232        1,462       1,226        1,272      1,053          17%

Depreciation, amortisation and impairment losses                  412          549         576          387        380           8%
Capital expenditure                                               723        1,092         873          642        392          84%
Cash flow from operating activities                             1,343        2,103       2,426        1,710      1,350          -1%
Free cash flow                                                    614          903       1,533          956        886         -31%

Equity                                                         25,729       26,504      25,557       24,827     23,942           7%
Total assets                                                   36,497       37,433      35,587       34,248     33,838           8%
Equity ratio                                                    70.5%        70.8%       71.8%        72.5%     70.8%

Full-time employees at the end of the period                   20,942       20,285      20,001       19,631     19,179           9%

Diluted earnings per share (in DKK)*                             3.70         4.37        3.63         3.74       3.1           19%
Average number of shares outstanding (million)*
- used for diluted earnings per share                           333.2        334.7       338.2        339.8      339.8          -2%

 Sales by business segments:
    Insulin analogues                                           1,448        1,332       1,252        1,037        886          63%
    Human insulin and insulin-related sales                     3,346        3,944       3,593        3,640      3,206           4%
    Oral antidiabetic products (OAD)                              376          403         445          379        416         -10%
    DIABETES CARE TOTAL                                         5,170        5,679       5,290        5,056     4,508           15%

    NovoSeven(R)                                                1,090        1,170       1,086        1,084      1,019           7%
    Growth hormone therapy                                        596          651         559          557        550           8%
    Hormone replacement therapy                                   328          364         396          389        339          -3%
    Other products                                                 74           80          77           78         99         -25%
    BIOPHARMACEUTICALS TOTAL                                    2,088        2,265       2,118        2,108     2,007            4%

 Sales by geographic segments:
    Europe                                                      3,006        3,364       3,057        3,106      2,884           4%
    North America                                               2,092        1,816       2,098        1,837      1,727          21%
    International Operations                                    1,128        1,559       1,171        1,134        980          15%
    Japan & Oceania                                             1,032        1,205       1,082        1,087        924          12%


    Diabetes care                                                 750        1,047         746          936        675          11%
    Biopharmaceuticals                                            762          808       1,004          949        815          -7%


*) For Q1 2005 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk's treasury shares with an exercise price below current market value, have been based on an average number of shares of 333,232,912.

APPENDIX 2: QUARTERLY NUMBERS IN EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

                                                                                                                           % change
                                                   2005                                 2004                              Q1 2004 -
                                                     Q1             Q4             Q3             Q2             Q1         Q1 2005

SALES                                               975          1,068            997            962            875             11%

Gross profit                                        695            778            715            701            626             11%
Gross margin                                       71.3%          72.8%          71.8%          72.9%          71.5%
Sales and distribution costs                        287            318            274            268            253             13%
Percent of sales                                   29.5%          29.8%          27.5%          27.8%          28.9%
Research and development costs                      149            167            146            132            140              6%
Percent of sales                                   15.2%          15.6%          14.7%          13.7%          16.0%
Administrative expenses                              65             72             67             58             64              1%
Percent of sales                                    6.7%           6.7%           6.8%           6.0%           7.3%
Licence fees and other operating income (net)         9             28              8             10             31            -71%

OPERATING PROFIT                                    203            249            236            253            200              1%
Operating margin                                   20.8%          23.4%          23.6%          26.3%          22.9%

Share of profit in associated R&D companies          32             (1)             -             (5)            (9)             -
Financial income                                     15             65             17             14             24            -36%
Financial expenses                                   24             25              7              6              3            245%

Profit before taxation                              240            288            246            256            212             13%

NET PROFIT                                          166            197            165            171            141             17%

Depreciation, amortisation and impairment losses     55             74             77             52             51              8%
Capital expenditure                                  97            147            117             86             53             84%
Cash flow from operating activities                 180            283            326            230            181             -1%
Free cash flow                                       82            121            207            128            119            -31%

Equity                                            3,454          3,563          3,434          3,340          3,216              7%
Total assets                                      4,899          5,033          4,782          4,608          4,545              8%
Equity ratio                                       70.5%          70.8%          71.8%          72.5%          70.8%

Full-time employees at the end of the period     20,942         20,285         20,001         19,631         19,179              9%

Diluted earnings per share (in EUR)*               0.50           0.58           0.49           0.50           0.42             19%
Average number of shares outstanding (million)*
 - used for diluted earnings per share            333.2          334.7          338.2          339.8          339.8             -2%

Sales by business segments:
    Insulin analogues                               195            179            169            139            119             63%
    Human insulin and insulin-related sales         450            531            483            489            430              4%
    Oral antidiabetic products (OAD)                 51             54             60             51             56            -10%
    DIABETES CARE TOTAL                             696            764            712            679            605             15%

    NovoSeven(R)                                    146            157            147            145            137              7%
    Growth hormone therapy                           80             87             75             75             74              8%
    Hormone replacement therapy                      44             49             53             52             46             -3%
    Other products                                    9             11             10             11             13            -25%
    BIOPHARMACEUTICALS TOTAL                        279            304            285            283            270              4%

Sales by geographic segments:
    Europe                                          404            452            411            418            387              4%
    North America                                   281            244            282            247            232             21%
    International Operations                        152            210            157            152            132             15%
    Japan & Oceania                                 138            162            147            145            124             12%

 Segment operating profit:
    Diabetes care                                   101            141            101            125             91             11%
    Biopharmaceuticals                              102            108            135            128            109             -7%


*) For Q1 2005 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk's treasury shares with an exercise price below current market value, have been based on an average number of shares of 333,232,912.

APPENDIX 3: INCOME STATEMENT

                                                             2005           2004
DKK million                                                    Q1             Q1
Sales                                                       7,258          6,515
Cost of goods sold                                          2,085          1,854
GROSS PROFIT                                                5,173          4,661

Sales and distribution costs                                2,139          1,886
Research and development costs                              1,106          1,040
Administrative expenses                                       483            477
Licence fees and other operating income (net)                 67            232
OPERATING PROFIT                                           1,512          1,490

Share of profit/(loss) in associated companies                238            (69)
Financial income                                              114            178
Financial expenses                                             76             22
PROFIT BEFORE TAXATION                                      1,788          1,577

Income taxes                                                  556            524
NET PROFIT                                                  1,232          1,053

BASIC EARNINGS PER SHARE (DKK)                               3.71           3.11
DILUTED EARNINGS PER SHARE DILUTED (DKK)                     3.70           3.10

SEGMENT SALES:
    Diabetes care                                           5,170          4,508
    Biopharmaceuticals                                      2,088          2,007

SEGMENT OPERATING PROFIT:
    Diabetes care                                             750            675
    Operating margin                                         14.5%          15.0%

    Biopharmaceuticals                                        762            815
    Operating margin                                         36.5%          40.6%


APPENDIX 4: BALANCE SHEET

DKK million                                           31 MAR 2005    31 Dec 2004

ASSETS

Intangible assets                                             403            314
Property, plant and equipment                              18,240         17,559
Investments in associated companies                           769            883
Deferred tax assets                                           579            769
Other financial assets                                        189            159
TOTAL LONG-TERM ASSETS                                     20,180         19,684

Inventories                                                 7,335          7,163
Trade receivables                                           4,252          4,062
Tax receivables                                               447            710
Other receivables                                           1,435          1,855
Marketable securities                                         526            526
Cash at bank and in hand                                    2,322          3,433
TOTAL CURRENT ASSETS                                       16,317         17,749

TOTAL ASSETS                                               36,497         37,433

EQUITY AND LIABILITIES

Share capital                                                 709            709
Treasury shares                                              (47)           (45)
Share premium account                                       2,565              -
Retained earnings                                          24,780         22,671
Other comprehensive income                                    287            604
TOTAL EQUITY                                               25,729         26,504

Long-term debt                                              1,246          1,188
Deferred tax liabilities                                    1,541          1,853
Provision for pensions                                        272            250
Other provisions                                              263            358
Total long-term liabilities                                 3,322          3,649

Short-term debt                                               424            507
Trade payables                                              1,025          1,061
Tax payables                                                  442            631
Other liabilities                                           4,030          3,721
Other provisions                                            1,525          1,360
Total current liabilities                                   7,446          7,280

TOTAL LIABILITIES                                          10,768         10,929

TOTAL EQUITY AND LIABILITIES                               36,497         37,433


APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

                                                                                       Other comprehensive income
                                                                                  ------------------------------------
                                                                                                  Deferred
                                                                                      Exchange   gain/loss
                                                                 Share                    rate     on cash       Other
DKK million                              Share    Treasury     premium    Retained     adjust-        flow     adjust-
                                       capital      shares     account    earnings       ments      hedges       ments       TOTAL

Q1 2005

Balance at the beginning
  of the year                              709         (45)      2,565      22,671         (40)        461         183      26,504

Exchange rate adjustment of
  investments in subsidiaries                                                                8                                   8
Deferred (gain)/loss on cash flow
  hedges at the beginning of the year
  recognised in the Income statement
  for the period                                                                                      (461)                   (461)
Deferred gain/(loss) on cash flow
  hedges at the end of the period                                                                      102                     102
Other adjustments                                                               96                                  34         130

Net income recognised directly in
  equity                                     -           -           -          96           8        (359)         34        (221)

Net profit for the period                                                    1,232                                           1,232

Total income for the period                  -           -           -       1,328           8        (359)         34       1,011

Share-based payment                                                             20                                              20
Purchase of treasury shares                             (2)                   (225)                                           (227)
Sale of treasury shares                                  -                      15                                              15
Transfer of share premium account
  to retained earnings *)                                       (2,565)      2,565                                               -
Dividends                                                                   (1,594)                                         (1,594)
BALANCE AT THE END OF THE PERIOD           709         (47)          -      24,780         (32)        102         217      25,729

*) In accordance with changes in the Danish Companies Act the share premium account is transferred to retained earnings.

Q1 2004

Balance at the beginning of the year       709         (33)      2,565      20,925         (79)        513         176      24,776

Exchange rate adjustment of
  investments in subsidiaries                                                              (20)                                (20)
Deferred (gain)/loss on cash flow
  hedges at the beginning of the
  year recognised in the Income
  statement for the period                                                                            (513)                  (513)
Deferred gain/(loss) on cash flow
  hedges at the end of the period                                                                       92                      92
Other adjustments                                                                                       (1)                     (1)

Net income recognised directly in
equity                                       -           -           -           -         (20)       (421)         (1)       (442)

Net profit for the period                                                           1,053                                    1,053

Total income for the period                  -           -           -       1,053         (20)       (421)         (1)        611

Share-based payment                                                             26                                              26
Purchase of treasury shares                              -           -                                                           -
Sale of treasury shares                                  -                      17                                              17
Dividends                                                                   (1,488)                                         (1,488)
----------------------------------------------------------------------------------------------------------------------------------
Balance at the end of the period           709         (33)      2,565      20,533         (99)         92         175      23,942


APPENDIX 6: CONDENSED CASH FLOW STATEMENT

DKK million                                                    Q1 2005     Q1 2004

NET PROFIT                                                       1,232       1,053

Net reversals with no effect on cash flow                          887       1,292
Income taxes paid and net interest received                       (558)     (1,085)
CASH FLOW BEFORE CHANGE IN WORKING CAPITAL                       1,561       1,260

Net change in working capital                                     (218)         90
CASH FLOW FROM OPERATING ACTIVITIES                              1,343       1,350

Net investments in intangible assets
  and long-term financial assets                                    (6)        (72)
Capital expenditure for property, plant
  and equipment                                                   (723)       (392)
Net change in marketable securities (>3 months)                      2       1,002
TOTAL CASH FLOW FROM INVESTING ACTIVITIES                         (727)        538

CASH FLOW FROM FINANCING ACTIVITIES                             (1,808)     (1,506)

NET CASH FLOW                                                   (1,192)        382

Unrealised gain/(loss) on exchange rates in
  cash and cash equivalents                                        130           4
NET CHANGE IN CASH AND CASH EQUIVALENTS                         (1,062)        386

Cash and cash equivalents at the beginning
  of the year                                                    2,963         841
CASH AND CASH EQUIVALENTS AT THE END
  OF THE PERIOD                                                  1,901       1,227

Bonds with original term to maturity
  exceeding three months                                           507         815
Undrawn committed credit facilities                              6,705       5,722
FINANCIAL RESOURCES AT THE END OF THE PERIOD                     9,113       7,764


FREE CASH FLOW*                                                    614         886


*) Cash flow from operating activities + Cash flow from investing activities - Net change in marketable securities (>3 months)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 28 2005                            NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer